Mail Stop 3561   January 18, 2007

Lionel L. Reilly, D.V.M.
President and Chief Executive Officer
Professional Veterinary Products, Ltd.
10077 South 134th Street
Omaha, Nebraska 68138

   Re: **Professional Veterinary Products, Ltd.**
       Amendment No 1 to Registration Statement on Form S-1
       Filed January 3, 2007
       File No. 333-138982

Dear Dr. Reilly:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Subscription to Company Stock, page 47

1. We note your response to comment 3 in our letter dated December 14, 2006. Please disclose in your document that the directors and officers will comply with Rule 3a4-1 under the Securities Exchange Act of 1934 in connection with their offering of the stock.

Exhibit 5

2. We note your responses to comments 4 through 7 in our letter dated December 14, 2006. Please file your revised legality opinion with your next amendment.

              ***

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Anita Karu at (202) 551-3240 or Ellie Quarles, Special Counsel, at (202) 551-3238 or me, at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard E. Putnam, Esq.
        Fax: (402) 344-0588